Exhibit 99.1

Orchard Therapeutics Further Strengthens Board of Directors with Appointment of John Curnutte, M.D., Ph.D.

BOSTON and LONDON, Aug. 30, 2019 -- Orchard Therapeutics (Nasdaq: ORTX), a leading commercial-stage biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through innovative gene therapies, today announced the appointment of John Curnutte, M.D., Ph.D., to its board of directors. Dr. Curnutte brings more than 26 years of research and development expertise in both the biotechnology and pharmaceutical sectors.

Mark Rothera, president and chief executive officer of Orchard, said, “We are at an exciting juncture in our growth as a company as we have an extensive product pipeline with three regulatory filings expected by the end of 2021, making this an opportune time for John to join our Board of Directors. John’s significant research background and experience in advancing medicines through various stages of development and the regulatory approval process will be invaluable to our research and development strategy as we work to bring one-time potentially curative therapies to patients.”

Dr. Curnutte has had an extensive career as a clinician, researcher, and drug development executive, bringing with him industry-leading expertise in not only advancing novel therapies through research and development but in working with and treating patients in need. Most recently, he served as executive vice president of research and development for Portola Pharmaceuticals, where he worked as the lead executive officer for all R&D activities. Prior to joining Portola, Dr. Curnutte served as chief executive officer at 3-V Biosciences and as president of the research institute at Schering-Plough Biopharma, where he helped progress eight therapeutic candidates into development. He began his biopharmaceutical career at Genentech, where he oversaw their immunology discovery research program.  Dr. Curnutte’s clinical and research experience include appointments at Massachusetts General Hospital, the Dana-Farber Cancer Institute, University of Michigan Medical School, The Scripps Research Institute and Stanford University School of Medicine. He currently serves on the board of directors of Pliant Therapeutics. Dr. Curnutte holds an A.B. in Biochemistry and Molecular Biology from Harvard Universityand an M.D. and a Ph.D. in Biological Chemistry from Harvard Medical School.

“Orchard has an impressive pipeline of clinical stage blood stem cell gene therapies,” said Dr. Curnutte. “The strength of Orchard’s approach to gene therapy is evidenced by the long-term durability and efficacy data and the number of patients treated across multiple indications with its commercial and investigational therapies. I’m excited to help Orchard on their journey to bring new, potentially curative therapies to patients with rare genetic diseases.”

About Orchard
Orchard Therapeutics is a fully integrated commercial-stage biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through innovative gene therapies.

Orchard’s portfolio of ex vivo, autologous, hematopoietic stem cell (HSC) based gene therapies includes Strimvelis®, a gammaretroviral vector-based gene therapy and the first such treatment approved by the European Medicines Agency for severe combined immune deficiency due to adenosine deaminase deficiency (ADA-SCID). Additional programs for neurometabolic disorders, primary immune deficiencies and hemoglobinopathies are all based on lentiviral vector-based gene modification of autologous HSCs and include three advanced registrational studies for metachromatic leukodystrophy (MLD), ADA-SCID and Wiskott-Aldrich syndrome (WAS), clinical programs for X-linked chronic granulomatous disease (X-CGD), transfusion-dependent beta-thalassemia (TDT) and mucopolysaccharidosis type I (MPS-I), as well as an extensive preclinical pipeline. Strimvelis, as well as the programs in MLD, WAS and TDT were acquired by Orchard from GSK in April 2018 and originated from a pioneering collaboration between GSK and the San Raffaele Telethon Institute for Gene Therapy in Milan, Italy initiated in 2010.

Orchard currently has offices in the U.K. and the U.S., including London, San Francisco and Boston.

Forward-Looking Statements
This press release contains certain forward-looking statements about Orchard’s strategy, future plans and prospects, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” and “future” or similar expressions that are intended to identify forward-looking statements.  Forward-looking statements include express or implied statements relating to, among other things, Orchard’s expectations regarding the timing of regulatory submissions for approval of its product candidates, the timing of interactions with regulators and regulatory submissions related to ongoing and new clinical trials for its product candidates, the timing of announcement of clinical data for its product candidates and the likelihood that such data will be positive and support further clinical development and regulatory approval of these product candidates, and the likelihood of approval of such product candidates by the applicable regulatory authorities. These statements are neither promises nor guarantees and are subject to a variety of risks and uncertainties, many of which are beyond Orchard’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, without limitation: the delay of any of Orchard’s regulatory submissions, the failure to obtain marketing approval from the applicable regulatory authorities for any of Orchard’s product candidates, the receipt of restricted marketing approvals, or delays in Orchard’s ability to commercialize its product candidates, if approved.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.

Other risks and uncertainties faced by Orchard include those identified under the heading "Risk Factors" in Orchard’s annual report on Form 20-F for the year ended December 31, 2018 as filed with the U.S. Securities and Exchange Commission (SEC) on March 22, 2019, as well as subsequent filings and reports filed with the SEC. The forward-looking statements contained in this press release reflect Orchard’s views as of the date hereof, and Orchard does not assume and specifically disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investors
Renee Leck
Director, Investor Relations

+1 862-242-0764
Renee.Leck@orchard-tx.com

Media
Molly Cameron
Manager, Corporate Communications
+1 978-339-3378
media@orchard-tx.com